Exhibit 12.1

Vornado Realty Trust
Ratio of Earnings to Fixed Charges and Preference Dividends

	9 months ended	12 months ended December 31,
	9/30/2006	2005	2004	2003	2002	2001

Net income from continuing operations	$406,859	$507,164	$515,904	$285,528	$253,148	$242,011
Minority interest not reflected in fixed charges below	45,455	86,965	82,030	82,816	44,811	19,021
Equity in income from certain partially owned entities in excess of distributions	—	—	(26,624)	—	—	(28,360)
Capitalized interest	(16,014)	(15,582)	(8,718)	(5,407)	(6,677)	(12,171)
Fixed Charges	593,636	536,022	424,696	423,631	437,605	413,946
	$1,029,936	$1,114,569	$987,288	$786,568	$728,887	$634,447

Fixed charges:
Interest and debt expense	$511,103	$415,826	$313,289	$296,059	$305,920	$266,784
Capitalized interest	16,014	15,582	8,718	5,407	6,677	12,171
Preferred unit distributions	61,038	97,232	97,198	116,674	119,289	129,847
1/3 of rent expense–interest factor	5,481	7,382	5,491	5,491	5,719	5,144
Total Fixed Charges	$593,636	$536,022	$424,696	$423,631	$437,605	$413,946

Ratio of Earnings to Fixed Charges and Preference Dividends	1.73	2.08	2.32	1.86	1.67	1.53